UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Michael Fehle / Susan Borinelli (646) 452-2336 / 2333 mfehle@breakstone-group.com

ASUR Announces Total Passenger Traffic for

August 2006 up 2.0% Year over Year

Mexico City, September 7, 2006, Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of August 2006 increased by 2.0% when compared to August 2005.

All figures in this announcement reflect comparisons between the 31-day period, August 1 through August 31 2005 and 2006. Transit and general aviation passengers are excluded.

Domestic
Airport	August 2005	August 2006	% Change
Cancún	218,033	244,420	12.1
Cozumel	6,132	4,912	(19.9)
Huatulco	25,444	29,111	14.4
Merida	74,299	71,730	(3.5)
Minatitlán	13,020	14,033	7.8
Oaxaca	43,760	35,251	(19.4)
Tapachula	14,891	15,782	6.0
Veracruz	43,338	55,914	29.0
Villahermosa	59,157	56,511	(4.5)
Total Domestic	498,074	527,664	5.9

International
Airport	August 2005	August 2006	% Change
Cancún	636,223	624,672	(1.8)
Cozumel	25,481	27,847	9.3
Huatulco	1,428	2,951	106.7
Merida	12,075	13,554	12.2
Minatitlan	376	392	4.3
Oaxaca	7,002	7,430	6.1
Tapachula	545	397	(27.2)
Veracruz	6,723	6,068	(9.7)
Villahermosa	3,595	4,006	11.4
Total International	693,448	687,317	(0.9)

Total
Airport	August 2005	August 2006	% Change
Cancun	854,256	869,092	1.7
Cozumel	31,613	32,759	3.6
Huatulco	26,872	32,062	19.3
Merida	86,374	85,284	(1.3)
Minatitlan	13,396	14,425	7.7
Oaxaca	50,762	42,681	(15.9)
Tapachula	15,436	16,179	4.8
Veracruz	50,061	61,982	23.8
Villahermosa	62,752	60,517	(3.6)
ASUR Total	1,191,522	1,214,981	2.0

Passenger traffic continues to be adversely affected by the impact of Hurricane Wilma which hit the Yucatan Peninsula in October 2005.

Ongoing public demonstrations in the city of Oaxaca have adversely affected tourism in the area and have led to the cancellation of 53 flights to the Oaxaca airport originally scheduled for the month of September. The protests began as a teachers’ strike in May but have grown into more widespread general unrest against the Oaxaca state government. Protesters have threatened to close the airport and block regional highways, and the US State Department recently issued an advisory regarding travel to Oaxaca. We are unable at this time to predict whether or how the conflict will be resolved, or how the ongoing demonstrations may affect our operations.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: September 7, 2006